UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2026

Sophia Hudson
Partner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Re: Lands' End, Inc.
Schedule TO-T filed by LEWHP, LLC
Filed February 26, 2026
File No. 005-38004

Dear Sophia Hudson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T

General

1. Please provide us with your detailed legal analysis explaining why you do not believe WH Topco, L.P., as parent of LEWHP, LLC, is a bidder in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

Offer to Purchase -- Summary Term Sheet, page 1

2. We note your disclosure on page 3 as to why you do not believe the financial condition of the bidder to be material to the decision of security holders to tender their securities in the offer. We note that you are outside the purview of Instruction 2 to Item 10 of Schedule TO, which articulates when financial statement are not material, because this is a partial offer by non-reporting bidders. In addition, the offer is for approximately 7% of

LE's outstanding common shares, with the possibility of acquiring an additional 2%. Under these circumstances, we believe that bidders' financial statements and pro formas are material. Please include the disclosure required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A. Additionally, confirm that you will disseminate offer materials that include the referenced financial statement information.

Offer to Purchase -- Conditions of the Offer, page 34

3. We note that the tender offer is conditioned on the closing of the Transactions and that the Transactions are conditioned on the closing of the tender offer. Please revise your disclosure to describe when and how the determination of the satisfaction of the tender offer condition will be made.

4. We note that you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

5. Refer to the disclosure in the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language indicates that once an offer condition is triggered, you may assert it at any time and from time to time. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions